July 28, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (615) 646-0121

Mr. Gary L. Scott
Chairman
Mid-America Bancshares, Inc.
7651 Highway 70 South
Nashville, TN 37221

Re: Mid-America Bancshares, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 25, 2006
File No. 333-134247

Dear Mr. Scott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PrimeTrust Bank Financial Statements

Note (16) Series A Preferred Stock, page F-28

1.   We note your response to comments 6-9 from our letter dated July 20, 2006. We believe that the preferred shares are within the scope of EITF Topic D-98 and should be classified outside of permanent equity based on paragraph 7 of EITF Topic D-98 which states that the SEC staff believes that if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board of

directors or through other rights, the preferred security is redeemable at the option of the holder and its classification outside of permanent equity is required.

Accordingly, please revise your financial statements to classify your Series A Preferred Stock outside of permanent equity. Alternatively, tell us why a revision is not necessary.

Bank of the South Financial Statements

Note (1) Summary of Significant Accounting Policies

(e) Allowance for Possible Loan Losses, page F-87

2.   We note your response to comment 10 from our letter dated July 20, 2006. Please revise future filings to classify the reserve for estimated losses on off-balance sheet items separately from the allowance for loan losses.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley at (202) 551-3437 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Daniel W. Small, Esq.
        One Burton Hills Blvd, Ste. 330
        Nashville, TN 37215